CIBC declares dividends
Toronto, ON — March 2, 2006 (NYSE: BCM, TSX: CM) — CIBC’s board of directors today declared a dividend of 68 cents per share on common shares for the quarter ending April 30, 2006 payable on April 28, 2006 to shareholders of record at the close of business on March 28, 2006.
Class A Preferred Shares
Other dividends per share for the quarter ending April 30, 2006, payable on April 28, 2006 to shareholders of record at the close of business on March 28, 2006, were declared as follows:
Series 18 — $0.343750
Series 19 — $0.309375
Series 23 — $0.331250
Series 24 — $0.375000
Series 25 — $0.375000
Series 26 — $0.359375
Series 27 — $0.350000
Series 28 — $0.020000
Series 29 — $0.337500
Series 30 — $0.300000
For further information: Rob McLeod, Senior Director, Communications and Public Affairs, 416-980-3714 or John Ferren, Vice-President, Investor Relations, 416-980-2088.